VF 3-25-05 PR




SECURI[TIES AND EXCHANGE COMMI]SSION

05040325

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROCK ISLAND EQUITY MARKET SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Boulevard, Suite 2400
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robyn E. Kole	**(312) 895-2678**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VF 3-25-

OATH OR AFFIRMATION

I, **Robyn E. Kole**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Rock Island Equity Market Services, Inc.** as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Robyn E Kole
Signature

Treasurer
Title

Subscribed and sworn to before me this

25th day of February, 2005


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Rock Island Equity Market Services, Inc.

We have audited the accompanying statement of financial condition of Rock Island Equity Market Services, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rock Island Equity Market Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 19, 2005

ROCK ISLAND EQUITY MARKET SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2004

ASSETS

Cash	$	249,669
Receivable from clearing organization		3,739,215
Deposits with clearing organizations		601,838
Receivables from broker-dealers		348,877
Securities owned, at market value		5,808,981
Fails to deliver		158,039
Receivables from affiliates		5,149,617
Exchange memberships at cost (market value $153,000)		331,000
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $174,632)		27,836
Refundable federal and state income taxes		573,000
Specialist privileges, at fair value		13,163,224
Other assets		10,416
	$	30,161,712

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Bank loans payable	$	4,231,667
Payable to broker-dealer		183,701
Payable to related broker-dealer		214,997
Securities sold, not yet purchased, at market value		4,502,462
Fails to receive		165,709
Accounts payable and accrued expenses		696,057
		9,994,593
Liabilities Subordinated to Claims of General Creditors		1,500,000
Stockholder's Equity		
Common stock, no par value; 5,000 shares authorized, 2,247 shares issued and outstanding		1,124
Additional paid-in capital		15,753,889
Retained earnings		2,912,106
		18,667,119
	$	30,161,712

See accompanying notes.

ROCK ISLAND EQUITY MARKET SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2004

1. Description of Business

Rock Island Equity Market Services, Inc. (the 'Company") was originally incorporated in the State of Illinois on January 1, 1988 as Rock Island Specialists, Inc. The Company changed its name on January 7, 2004. The Company is a wholly-owned subsidiary of Specialist Holdings Company ("SHC"). The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange ("CHX"). The Company is also a clearing member of the National Securities Clearing Corporation and a member of the Depository Trust Company. The Company acts as a specialist in certain stocks and exchange traded funds on the CHX.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Income Recognition
Securities transactions and related commission expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles normally require an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2004, nor material to the results of its operations for the year then ended.

Depreciation and Amortization
Equipment and leasehold improvements are being depreciated and amortized using the straight-line method for financial reporting, and straight-line and accelerated methods for income tax purposes. Depreciation and amortization expense totaled $36,469 for 2004.

Income Taxes
The Company's taxable income is included in the consolidated income tax return filed by its parent's parent company. The companies have agreed to allocate the consolidated federal income taxes expense among the subsidiaries using the separate return method. Under this method, the Company's income tax expense would be approximately the same as if it filed separate income tax returns.

For the year ended December 31, 2004, the loss shown on the financial statements was greater than the loss for income tax purposes by approximately $4.4 million due to the non-allowable write-down of specialist privileges and the allowable amortization of specialist privileges for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies, continued

Specialist Privileges and Asset Write-Down
Specialist privileges represent costs that the Company has incurred to acquire specialist privileges on the floor of the CHX and are reflected in the statement of financial condition at fair value. The Company expenses the cost of any specialist privileges in the year in which trading ceases in that particular issue. During the year ended December 31, 2004, the Company expensed specialist privileges totaling $1,335,860. Additionally, the Company evaluates specialist privileges for impairment on an annual basis. The Company determines fair value by calculating the present value of expected future cash flows attributable to the specialist privileges. For the year ended December 31, 2004, management has determined that specialist privileges have been impaired by $4,486,423 and, accordingly, this amount is reflected as write-down of specialist privileges in the statement of operations.

3. Securities Valuation

Securities owned and securities sold, not yet purchased consist of corporate equity securities and are carried at market value.

4. Liabilities Subordinated to Claims of General Creditors

At December 31, 2004 liabilities subordinated to claims of general creditors consists of the following:

Lender	Effective Date	Amount	Maturity Date	Rate
Non-affiliated bank	12/27/01	$1,500,000	11/30/05	Prime + 4%

Interest expense on subordinated borrowings totaled $127,167 for the year ended December 31, 2004.

The subordinated borrowings are covered by agreements approved by the Chicago Stock Exchange and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Employee Benefit Plan

Effective January 1, 1993, the Company adopted a profit-sharing and savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may contribute up to 100% of their compensation to the plan, subject to a maximum contribution of $13,000 per person. The plan covers qualified employees who meet the prescribed service requirements. The Company may elect to match employee contributions up to 100%. There were no employer contributions to the plan for the year ended December 31, 2004.

6. Related Party Transactions

Rock Island Securities, Inc. ("RISI"), an affiliated company related by common ownership, is a registered securities broker-dealer on various national securities exchanges. During 2004, the Company paid commissions totaling $2,021,165 to RISI. Additionally, the Company paid $9,438 to RISI for seat lease expense. At December 31, 2004, the Company had a payable to RISI totaling $214,997.

At December 31, 2004 the Company had a loan receivable totaling $2,170,000 from its parent company, Specialist Holdings Company ("SHC"). The loan bears interest of prime plus 4%. During 2004, the Company earned interest totaling $168,152 from the loan receivable from SHC (included in other income). The Company also had a receivable from SHC totaling $2,329,600 at December 31, 2004.

During the year ended December 31, 2004, the Company paid management fees totaling $1,600,000 to SHC's parent company, The Rock Island Company of Chicago ("TRIC"), for administrative and management services rendered. Additionally, the Company paid $117,396 and $892,325 to TRIC for seat lease expense and processing fees, respectively. At December 31, 2004, the Company had a receivable from TRIC totaling $650,017.

The Company owns 100% of the stock of the Association of Chicago Stock Exchange Specialists, Inc (the "Association"). The Association collects and pays order flow for its members. During 2004, the Company paid $718,388 for order flow (included in commission expense) and $46,750 in dues to the Association.

7. Derivative Financial instruments and Off Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures contracts and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at market value and gains and losses from derivative financial instruments are included in net trading gain in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring counterparties with which it conducts its trading and investment activities. Market risk is managed through daily position reports. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2004, the Company had net capital and net capital requirements of $898,032 and $100,000, respectively.

9. Contingencies

In the normal course of business, the Company is subject to regulatory investigations and related determinations and charges, which may involve monetary settlements and disciplinary sanctions. Specifically, as a result of one such investigation, the Chicago Stock Exchange (the "CHX") has alleged that the Company violated certain CHX rules. The fine calculated by the CHX for the alleged rule violations totaled $526,750. For purposes of settlement, the CHX indicated that it was prepared to accept 80% of that amount, or $421, 400, of which it would accept two-thirds ($280,935) in the form of a monetary fine, and one-third ($140,465) in the form of "corrective" undertakings by the Company. The Company proposed a settlement to the CHX totaling $37,500, which the CHX declined to accept. The CHX has informed the Company that it intends to seek authority to initiate charges against the Company and that the CHX would be seeking fines and penalties in excess of the $526,750 fine calculation made for the purposes of settlement discussions. The Company's management, in consultation with legal counsel, believe that the Company has a number of strong defenses to the alleged violations and intends to vigorously defend the CHX charges, if and when they are initiated. Although the Company's legal counsel cannot express an opinion on the eventual outcome of this matter, management believes that these actions will not result in any material or adverse effect on the Company's operations or financial position.